UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jingwei International Limited
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-122557

Nevada (State or other jurisdiction of Incorporation or Organization)	20-1970137 (I.R.S. Employer Identification No.)

Room 1605, Tianan Hi-Tech Plaza Tower A, Tianan Cyber Park, Futian District, Shenzhen, PRC 518040 (Address of Principal Executive Offices)

+86 75583433290
(Registrant’s telephone number, including area code)

730 West Randolph, Suite 600
Chicago, IL 60661
(Former name or former address, if changed since last report)

May 18, 2007

Jingwei International Limited

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement. References throughout this Information Statement to”Jingwei,”“we,” “us” and “our” are to Jingwei International Limited.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of Jingwei International Limited. The date of this Information Statement is May 18, 2007.

This Information Statement is being mailed to our shareholders of record as of May 16, 2007 and filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007. On the tenth (10th) day after this Information Statement has been distributed to the shareholders, the director designees named herein will be appointed to the Board.

On May 16, 2007, our sole director Mr. Bartly J. Loethen, appointed Mr. George (Jianguo) Du as Chairman of the Board. In connection therewith, Mr. Loethen tendered his resignation as a director, which resignation will be effective upon the appointment of the director designees named herein. Additionally, on May 16, 2007, Mr. Loethen resigned as our sole officer and Mr. Du was appointed as President and General Manager, Regis Kwong was appointed as Chief Executive Officer, James Mu was appointed as Chief Financial Officer, Secretary and Treasurer, Dr. Li Wei (David Lee) was appointed as Chief Technology Officer and Zhisheng Wang was appointed as Executive General Manager and VP of Sales & Marketing.

No action is required by the our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of Jingwei’s directors occurs (otherwise than at a meeting of Jingwei’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF JINGWEI’S DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH JINGWEI BVI

On May 16, 2007, Jingwei (formerly known as “Neoview Holdings, Inc.”), Jingwei International Investments Limited, a British Virgin Islands corporation (“Jingwei BVI”), the shareholders of Jingwei BVI and Synergy Business Consulting, LLC entered into a Share Exchange Agreement (the “Share Exchange Agreement”), pursuant to which we acquired from Jingwei BVI’s shareholders all of the issued and outstanding shares of Jingwei BVI in exchange for the issuance of 11,554,000 shares of our common stock, par value $.001 per share (the “Common Stock”). As a result of the Share Exchange, Jingwei BVI became our wholly-owned subsidiary and the shareholders of Jingwei BVI acquired approximately 84.6% of our Common Stock on a fully diluted basis. We refer to the transaction consummated under the Share Exchange Agreement as, “Share Exchange”.

Prior to the Share Exchange, we were a public “shell” company with nominal assets. We were initially organized in November 2004 to develop an internet auto parts and tool trade website into an online market place linking Chinese manufacturers and exporters of auto parts and tool products to buyers around the world. Due to a lack of capital to execute this plan, in July 2006 management sold a majority interest in Jingwei, and under our new management, we focused upon finding a suitable merger or acquisition target.

Concurrent with the Share Exchange, we entered into a securities purchase agreement with certain investors for the sale of an aggregate of 3,395,000 units, consisting of one share of our Common Stock and 0.30 of a warrant to purchase one share of our Common Stock at an exercise price of $6.00 per share, for aggregate gross proceeds equal to $16,975,000 (the “Offering”)

General Business Summary of Jingwei-BVI, our wholly-owned subsidiary.

Founded in 2001 by George Du, Jingwei BVI, through its operating company, Shenzhen Jingwei Communications Co., Ltd. (“Jingwei Communications”) is a technology services provider in China specializing in software and data mining services. Jingwei BVI’s predecessor company, Shenzhen Yulong Communications, was one of China’s largest mobile paging systems providers with over 70 million subscribers. As the market transitioned from paging to cellular, Jingwei BVI was formed to provide software expertise to the rapidly growing telecom sector and to capitalize on the vast database of consumer information obtained from former paging customers.

Jingwei BVI’s software services include a broad range of billing systems, provisioning solutions and decision support and customer relationship management systems that can be easily integrated into a customer’s existing software platform. Jingwei BVI’s data mining capabilities, which include business efficiency and database marketing and analysis services, are bolstered by its proprietary database which contains detailed biographical, demographic and purchasing data on over 200 million Chinese consumers. Jingwei BVI’s software and data mining products and services assist customers in improving operational efficiency and identifying new market opportunities, trends and target audiences. Once identified, Jingwei BVI assists in the promotion and marketing of new product and service offerings directly to end-users on behalf of its customers through a combination of wireless value-added services, direct marketing and telemarketing.

Currently, Jingwei BVI offers 17 software platforms and comprehensive data mining services, including direct and interactive marketing, market segmentation, customer churn, fraud detection, market-bases, trend and database marketing analyses. Jingwei BVI’s intellectual property portfolio is covered by nine patents issued by the National Intellectual Property Administration of the People’s Republic of China and the Shenzhen Bureau of Science, Technology and Information.

Jingwei BVI’s products and services are sold by its sales and marketing organization, as well as an established reseller network. Having established a strong presence in the telecom sector, Jingwei BVI is focused on leveraging its assets into new markets and expanding its geographic footprint, in addition to introducing new products and services.

VOTING SECURITIES

Jingwei has 75,000,000 authorized shares of Common Stock, of which 17,049,000 is outstanding as the date hereof. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of May 18, 2007 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders listed below is Room 1605, Tianan Hi-tech Plaza Tower A, Tianan Cyber Park, Futian District, Shenzhen, PRC 518040.

All share ownership figures include shares issuable upon exercise of options or warrants exercisable within 60 days of May 18, 2007, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares

George (Jianguo) Du	8,261,110	48%
Bartly J. Loethen (1)	150,000	-
Regis Kwong	-	-
James Mu	-	-
Dr. Li Wei (David Lee)	-	-
Zhisheng Wang	-	-
Corla Chen	-	-
Jason Chen	-	-
Lou Guo Qing	-	-
Lily Sun	-	-
All Directors, Executive Officers and Director Nominees, as a group	8,811,110	48%

(1)
Mr. Loethen in his capacity as the majority-owner and manager of Synergy Business Consulting LLC, may be deemed to have beneficial ownership of the 150,000 shares of Common Stock held in the name of Synergy Business Consulting, LLC. Mr. Loethen has tendered his resignation as a director, which is expected to become effective on the 10th day following the filing of this Information Statement with the SEC. The principal address for Mr. Loethen is 730 W. Randolph Avenue, Suite 600, Chicago, IL 60661.

CHANGE OF CONTROL

General

On May 16, 2007, we consummated the transactions contemplated by the Share Exchange Agreement. Pursuant to that agreement, we acquired from Jingwei BVI’s shareholders all of its issued and outstanding shares of common stock and, in exchange, issued to them 11,554,000 shares of our Common Stock, constituting approximately 84.6% of our common stock on a fully-diluted basis. As a result of the Share Exchange, Jingwei BVI became our wholly-owned subsidiary. Our shareholders immediately prior to the Share Exchange retained their holdings, which now represents approximately 15.4% of our common stock on a fully-diluted basis.

CHANGES TO THE BOARD OF DIRECTORS

Set forth below is information regarding Jingwei’s current directors, executive officers and director designees.

Name	Age	Position

George (Jianguo) Du	43	President, General Manager and Chairman
Regis Kwong	44	Chief Executive Officer Director Designee
James Mu	37	Chief Financial Officer
Dr. Li Wei (David Lee)	31	Chief Technology Officer Director Designee
Zhisheng Wang	43	Executive General Manager; VP of Sales & Marketing, Director Designee
Corla Chen	37	Director Designee
Jason Chen	42	Director Designee
Lou Guo Qing	46	Director Designee
Lily Sun	30	Director Designee
Bartly J. Loethen	41	Director

Prior to the Share Exchange, our sole officer and director was Bartly J. Loethen. On May 16, 2007, Mr. Loethen resigned from all offices held by him. Additionally, Mr. Loethen tendered his resignation as a director to be effective on the tenth day following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our shareholders (the “Effective Date”). In connection with the Share Exchange, Mr. Loethen appointed Mr. Du as Chairman of the Board. The Board has nominated Regis Kwong, Dr. Li Wei (David Lee), Corla Chen, Jason Chen, Lou Guo Qing and Lily Sun (the “Incoming Directors”) to join Mr. Du as directors on the Board. The change in directors is expected to occur on the Effective Date. The Incoming Directors were nominated by the written consent of the Board.

None of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The current directors and Incoming Directors of our Board are as follows:

George (Jianguo) Du, President, General Manager and Chairman

Mr. Du was appointed President, General Manager and Chairman of the Board of Directors in connection with the Share Exchange. Prior to the Share Exchange, Mr. Du served in the same position, and as Chairman of the Board of Directors, at Jingwei-BVI from its inception in 2001. Mr. Du began his career as an engineer at the Shanghai 710 Research Institute (the “Institute”) in 1987 and later became the youngest Deputy Director of the Institute and General Manager of one of its subsidiaries in 1991. In 1993, Mr. Du founded Shenzhen Yulong Communications with fellow researcher, Mr. Guo Deying, to provide mobile paging software systems in China. In 1999, Shenzhen Yulong Communications split into two entities: Jingwei-BVI and China Wireless Technologies Limited. In December 2004, China Wireless Technologies Limited was listed on the Hong Kong Stock Exchange (ticker: 2369), and subsequently, Mr. Du became the Chairman of Jingwei-BVI. Mr. Du received his B.S. in Precision Instruments from Shanghai Jiaotong University in 1987 and an M.B.A. from Duke University in 2004.

Regis Kwong, Chief Executive Officer and Director Nominee

Mr. Kwong was appointed as the Chief Executive Officer and will be appointed as Director in connection with the Share Exchange. Prior to the Share Exchange, Mr. Kwong served in the same position, and as a Director, at JingweiBVI since 2005. Mr. Kwong has over 20 years experience with leading global telecom services providers. From 1990 to 1995, Mr. Kwong was Regional Sales Manager at GTE (now Verizon). From 1995 to 1997, Mr. Kwong worked for GTE China as its Head of Operations. From 1997 to 1999, Mr. Kwong served as Vice President and General Manager for GTS China, a telecom operator in the United States and Europe. After GTS, Mr. Kwong founded Terremark Asia, a subsidiary of Terremark Worldwide (AMEX: TWW), to provide Internet messaging and Internet exchange services in China. From 2002 to 2005, Mr. Kwong was the Managing Director for China Consolidated Investments Limited. Mr. Kwong received his B.S. and Masters Degree in Computer Engineering from California Polytechnic University in 1985 and 1987, respectively, and an M.B.A. from Rutgers University in 1999.

Dr. Li Wei (David Lee), Chief Technology Officer and Director Nominee

Dr. Li was appointed as Chief Technology officer and will be appointed as Director in connection with the Share Exchange. Prior to the Share Exchange, Dr. Li served in the same position, and as a Director, at Jingwei-BVI since March 2005, Dr. Li was Deputy General Manager at Yijin Technology Company (“Yijin”) from October 2003 to March 2005. Prior to Yijin, Dr. Li was the Chief Technology Officer at Crystaltrace Gever Technology Company from November 2002 to October 2003. From 1998 to 2002, Dr. Li was the Deputy General Manager and Head of Research and Development at Yestock Technology Co. Ltd., a wireless and global positioning system (GPS) solutions provider in China. Dr. Li holds a PhD in Business Administration and a Masters Degree in Software Engineering from University of Wuhan in 2007 and 2004, respectively, and received his B.S. in Computer Science and Application from Central South University of Technology in 1998.

Jason Chen, Director Nominee

Mr. Chen is the founder and Chairman of China Photar Electronics Group Limited, a Hong Kong stock exchange listed company (ticker: 8220). In 1995, Mr. Chen created a joint venture with Philips Electronics to manufacture fax machines and wireless phones. In 2003, Mr. Chen created a joint venture with Sagem Communications (“Sagem”) to manufacture consumer electronics and office automation products for worldwide distribution and listed the joint venture on the Hong Kong stock exchange in 2003. He was the Chief Executive Officer of Guangdong Fengda Hi-tech Co. Ltd. from 2002 to 2004 and has been the Chairman of China Fengda Electronic Group since 2004. Mr. Chen is the People’s Representative for Heyuan City in the Guangdong province. Mr. Chen received his B.A. in Chinese from Shenzhen University in 1998 and his Masters Degree in Administration Management from Shenzhen University in 2003.

Corla Chen, Director Nominee

Ms. Chen joined Jingwei-BVI as a director in 2007. Since 2004, Ms. Chen has been the General Manager of Motion Telecom Holdings Ltd. She was the Secretary of the Board of Directors of Motion Telecom Holdings Ltd. from 2003 to 2004. Ms. Chen received her I.M.B.A. from Peking University in Business Administration in 2004 and received her B.A. in English from Chengdu University in 1991.

Lou Guo Qing, Director Nominee

Mr. Lou has been a Senior Vice President at China Electronics Appliance Corporation, one of the largest telecom equipment providers in China, since 2004. From 2002 to 2004, Mr. Lou was the Deputy General Manager at China Unicom in the Henan province. From 2000 to 2002, Mr. Lou was the General Manager at China Unicom in the Zhengzhou province. Mr. Lou received his E.M.B.A. from China Europe International Business School in 2005 and his B.A. in Chinese from Henan University in 1989.

Lily Sun, Director Nominee

Ms. Sun has been a Vice President at Photar International Investment since 2004. Prior to joining Photar International Investment, Ms. Sun was the Sales Director at Shenzhen Modern Computing Limited from 2001 to 2004. From 1999 to 2001, Ms. Sun was a Sales Manager at Yulong Communications. Ms. Sun received her B.S. in Technology Management from Wuhan Technology Institute in 1999.

Bartly J. Loethen, Director

Prior to the Share Exchange, Mr. Loethen was the sole officer and director of Jingwei. In connection with the Share Exchange, Mr. Loethen resigned from all of his positions at Jingwei and has tendered his resignation as a director, which is expected to become effective on the 10th day following filing this information statement to the SEC. Mr. Loethen is an attorney and founding partner of Synergy Law Group, L.L.C. He practices corporate law. Mr. Loethen’s experience includes working with privately-held companies, public companies, mergers and acquisitions, private placement investments, financing transactions, and licensing matters, as well as general corporate matters. Prior to the practice of law, Mr. Loethen was a Revenue Agent with the Internal Revenue Service. Mr. Loethen holds a B.S. /B.A. in Accounting from the University of Missouri (1986), is a certified public accountant, and received his J.D. from the University of Illinois College of Law (1994).

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board shall have a Compensation Committee and an Audit Committee. The members of the Compensation Committee shall be:

•	Jason Chen (Chairman)

•	Lily Sun

•	David Lee

The members of the Audit Committee shall be:

•	Corla Chen (Chairman)

•	Lou Guo Qing

EXECUTIVE OFFICERS

Additionally, in connection with Share Exchange, Mr. Loethen resigned as our sole officer and Mr. Du was appointed as General Manager and President, Regis Kwong was appointed as Chief Executive Officer, James Mu was appointed as Chief Financial Officer and Secretary, Dr. Li Wei (David Lee) was appointed as Chief Technology Officer and Zhisheng Wang was appointed as Executive General Manager and VP of Sales & Marketing.

The following is a brief description of our executive officers who are not also directors:

James Mu, Chief Financial Officer and Secretary

Mr. Mu was appointed as Chief Financial Officer and Secretary in connection with the Share Exchange. Prior to the Share Exchange, Mr. Mu served as Chief Financial Officer with Jingwei-BVI since 2007. Mr. Mu was a Consultant at Geller & Company from 2006 to 2007. Prior to Geller & Company, Mr. Mu was Chief Financial Officer at Tongyuan Technology Company from 2005 to 2006 and Assistant Controller at Flight safety International Inc., a Berkshire Hathaway subsidiary, from 2002 to 2005. Mr. Mu received his B.S. from Hebei University of Science and Technology in Chemical Technology in 1992 and an M.B.A. from Baruch College (The City University of New York) in Accounting in 1997.

Zhisheng Wang, Executive General Manager and VP of Sales and Marketing

Mr. Wang was appointed as Executive General Manager and VP of Sales and Marketing in the Share Exchange. Prior to the Share Exchange, Mr. Wang served in the same position at Jingwei-BVI since 2004. Mr. Wang was the Deputy General Manager at China Telecom in the Henan province from May 2002 to August 2004. Mr. Wang has over 20 years of senior engineering and management experience with China Post and Telecom. Mr. Wang received his Masters Degree in Computer Science and Technology from Information Engineering University in 2004, and his B.S. in Telephone Communications from Henan Posts and Telecommunications School in 1981.

SECTION 16A BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Jingwei’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Jingwei’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Jingwei’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Jingwei’s common stock are required by SEC regulations to furnish Jingwei with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Jingwei, or written representations that no reports were required, Jingwei believes that for the fiscal year ended December 31, 2006 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Jingwei’s securities will file a Form 3 with the SEC and has had no change of ownership since such filing. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2006.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid or to be paid by us, as well as certain other compensation paid or accrued, in 2006 to each of the following named executive officers (the “Named Executive Officers”).

Summary Compensation of Named Executive Officers(1)

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

George (Jianguo) Du	2006	60,000	-	-	-	60,000
President, General	2005	60,000	-	-	-	60,000
Manager and Chairman	2004	30,000	-	-	-	30,000

Regis Kwong(2)	2006	-	-	-	-	-
Chief Executive Officer	2005	-	-	-	-	-
	2004	-	-	-	-	-
(1) Mr. Mu, Chief Financial Officer, is excluded as he was not an employee of the Company during fiscal years 2004 through 2006.
(2) Mr. Kwong did not receive compensation in 2006.

During each of the last three fiscal years, none of our other officers had salary and bonus greater than $100,000. In addition, our executive officers and/or their respective affiliates will be reimbursed by the company for any out-of-pocket expenses incurred in connection with activities conducted on the company’s behalf. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Jingwei has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans.

Jingwei has not entered into any employment, termination of employment or change-in-control agreements with its Named Executive Officers.

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings, but they do not receive any other compensation for serving on the Board of Directors.

CERTAIN RELATIONSHIP AND RELATED TRANSACTION

On June 28, 2006, Mr. Du, our President, General Manager and Chairman, loaned RMB2,000,000 to Shenzhen New Yulong Information Technology Co., Ltd., a wholly-owned subsidiary of Jingwei Communications, for working capital purposes. This loan bears interest at the bank's interest rate and is payable on demand by Mr. Du.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Jingwei International Limited

Date: May 18, 2007	By:	/s/ Regis Kwong
	Name: Title:	Regis Kwong Chief Executive Officer